ABSINTHIA

Company Overview: Absinthia's Bottled Spirits, LLC was founded in 2013 to produce and sell organic, small batch absinthe. Our absinthe is made with carefully selected ingredients, a modern approach using certified organic herbs and certified organic and biodynamic grape alcohol, and presented in beautiful, screen printed bottles. We offer a traditional flavor profile with a California brand, offering a unique beverage for the craft cocktail enthusiast.

Problem: Absinthe was illegal for 95 years. People still think it is dangerous. Most absinthes produced post ban are harsh and bitter.

Solution: Introduce the world to a premium product made from fresh organic ingredients with a superb flavor profile.

Company information:

Absinthia's Bottled Spirits, LLC

www.absinthia.com
Founded in 2013

Funding:

Total owner investment to date:
$100,000
Total Raise: $500,000
Use of funds:
Marketing (hire sales people in five different markets;
travel to trade shows; initiate a full PR campaign with a food & beverage specialist PR firm)

Financials:

Revenue:
Q4 2017: $5,355
2018: $21,692
Cash Flow Positive Expected in 2021

Highlights:

Woman owned
Organic certified
Artisanal spirit
Unique product line

Team:

Founder: J. Absinthia Vermut, MBA 2018
Distiller: Gena Nonini, Marian Farms
Gena Nonini, Marian Farms

IP/Defensibility: Absinthia™ is a registered trademark. Our absinthe formula was approved by the Alcohol and Tobacco Tax and Trade Bureau. We have a proprietary recipe that was developed exclusively with Marian Trading LTD.

Competitive Advantage: ABSINTHIA is a woman owned, certified organic absinthe brand. Made at Marian Farms, a highly revered producer in the craft spirit marketplace, with fresh, organic wormwood. ABSINTHIA absinthe is made with vintage Swiss recipes and so it has a traditional flavor profile, yet the bottles and the ingredients call to mind a light, feminine modern beverage made for the craft cocktail enthusiast and chic mixologist. All our ingredients are certified organic, while our base alcohol is made from certified biodynamic and certified organic grapes. Fresh, organic wormwood, not dried, means the absinthe is elegant and drinkable, not harsh and bitter like others on the market.

ABSINTHIA is made right on the farm in a small-batch, copper pot still, individually crafted to show the subtle flavors and aromas of its ingredients. This method, which always begins with Biodynamic farming, produces exceptionally high quality farmhouse spirits that are vegan and gluten free, with a notable difference in flavor and quality.

Market Size/Customers: Absinthe niche is very small with approximately 30,000 cases sold in the US annually. ABSINTHIA intends to grow this market similar to the growth in tequila in the last ten years.

Business Model: Absinthia's Bottled Spirits, LLC is a Limited Liability Company with one owner, J. Absinthia Vermut. Our product is made at Marian Farms in Fresno, CA and bottled at Coastal Spirits in San Carlos, CA. Currently self-distributed in California and seeking national and international distribution. ABS LLC will sell an absinthe blanche, absinthe verte, and merchandising such as flasks and glassware.

Milestones: Launched Blanche in 9/2017 and began selling in bars, restaurants, and bottle shops across the Bay Area; multiple awards including three gold medals; product sold out in first 8 months of sales, generating approximately $14,000 in revenue; expanded from California into New York and Lousiana; raised $11,650 in private round.

Future Milestones: $150,000 in sales in 2019; additional out of state distributor(s); international distributor(s); winning additional contests and awards; achieving financing goals; profitability in 2021 with approximately 22,000 cases sold and $3.5M in revenue.

Exit: The exit strategy is to reach profitability and maintain the business for a decade or more, and then ultimately sell to a company that will continue producing the brand as a small batch, artisanal product with the core values that were used to create the business.